File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

RECEIVED
2007 JUL 12 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date	27 December 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2 [redacted]

07025146

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **SCA extends ownership in China,** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

Charlotte Lundgren
/ Charlotte Lundgren

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Encl.

dlw 7/12

PRESS RELEASE

File No. 82-700

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA extends ownership in China

SCA has purchased the remaining 7.5% of the shares in SCA Packaging Asia (formerly Central Package Group) for 6.5 MUSD (approx 45 MSEK). The seller is the chemicals company Sekisui. The purchase is a continuation of SCA's acquisition in 2004, when the shareholding was increased from 65% to 92.5% and the company will now be a wholly owned subsidiary of SCA.

The acquisition confirms SCA's expansive plans for China and adjacent markets.

SCA's President and CEO Jan Åström: "Investments in recent years, including investment in a totally new packaging plant in Suzhou, are important steps in a strategy designed to increase growth in the Chinese market."

SCA Packaging Asia has annual sales corresponding to approx 200 MUSD (SEK 1.5 billion). SCA expects sales to at least double within five years through organic growth.

The company's operations are mainly in China, where there are 16 production units. A further six plants are located in Singapore, Malaysia and Indonesia.

Stockholm, 27 December 2006
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Par Altan, Vice President Media Relations, +46 70 386 52 37

END